Exhibit 10.1

NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

For continued service as a non-employee director, each such individual shall receive:

$1,800 per month in cash and,

25,000 share grant of restricted stock*

For service as Chairman of the Board or any Committee, each such individual shall receive an additional:

$400 per month in cash and,

12,500 share grant of restricted stock*

For service as a member of any Committee in a role other than as Chairman, each such individual shall receive an additional:

$300 per month in cash and,

7,500 share grant of restricted stock*

*	Grants of restricted stock shall be annual grants, to be earned during the expected 12-month time period between annual meetings of shareholders, with the intent that these grants would be for approximately 12 months of continuous service between meetings. Shares of restricted stock granted under this Policy shall vest over one year on a quarterly basis each March 15, June 15, September 15, and December 15 of each year.